53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Galera Therapeutics, Inc.

2 W Liberty Blvd #100

Malvern, PA 19355

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Galera Therapeutics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

October 18, 2019

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Tonya K. Aldave

  Dietrich King

  Christine Torney

  Lisa Vanjoske

Re: Galera Therapeutics, Inc. | Anticipated Price Range and Share-Based Compensation |

Registration Statement on Form S-1 (File No. 333-234184)

Dear Ms. Aldave:

On behalf of Galera Therapeutics, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on March 15, 2019, resubmitted to the Commission on April 23, 2019, August 9, 2019 and September 12, 2019, and subsequently filed the

October 18, 2019

Registration Statement with the Commission on October 11, 2019. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated April 11, 2019. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Estimated Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse stock split prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Summary of Recent Option Grants and Common Stock Valuation

As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock has been determined by our Board as of the date of each option grant, with input from management, considering third-party valuations of the common stock as well as our Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant including the factors disclosed on page 96 of the Registration Statement. These third-party valuations were

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.

October 18, 2019

performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an option pricing method (“OPM”).

The Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option, considered a combination of the following three future-event scenarios: an IPO scenario, a sale scenario, and a liquidation scenario. The equity value of the Company in the IPO scenario and the sale scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the future-event scenarios based on the Company’s assessment of its development pipeline and market conditions at that time. For the IPO scenario and the sale scenario, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario.

As discussed below, the Board granted stock options on four separate dates since January 1, 2019. The following table sets forth these grants:

Grant Date	Type of Award	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Share of Common Stock on Grant Date
January 10, 2019	Options	4,885,000	$1.40	$1.40
March 13, 2019	Options	100,000	$1.83	$1.83
March 29, 2019	Options	431,767	$1.83	$1.83
July 30, 2019	Options	380,000	$1.90	$1.90

The Board’s determination of each fair value was based, in part, on the results of a third-party valuation of the Company’s common stock performed as of September 1, 2018 (the “September 2018 Valuation”), March 31, 2019 (the “March 2019 Valuation”) and July 15, 2019 (the “July 2019 Valuation”).

January 2019 Option Grants. On January 10, 2019, the Company granted options to certain employees to purchase an aggregate of 4,885,000 shares of common stock. The Board determined that the fair value of the Company’s common stock was $1.40 per share as of January 10, 2019 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the results of the September 2018 Valuation. The September 2018 Valuation was prepared taking into account (i) the sale of shares of the Company’s Series C preferred stock to new and existing investors in August 2018 at a price of $2.2143 per share for total consideration of $70.2 million and (ii) the closing of an $80 million royalty financing for the Company, which funds

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.

October 18, 2019

were to be received in four $20 million tranches and are repayable from royalties on future product sales. The September 2018 Valuation also considered the likelihood of which the Company would seek an IPO in the second quarter of 2019 based on the Company’s status, which was determined to be 50%. The September 2018 Valuation then applied a DLOM of 15.0% for the IPO scenario to arrive at an indication of value of the Company’s common stock and resulted in a valuation of the Company’s common stock of $1.40 per share.

March 2019 Option Grants. On March 13, 2019, the Company granted options to certain employees to purchase an aggregate of 100,000 shares of common stock. On March 29, 2019, the Company granted options to certain employees to purchase an aggregate of 431,767 shares of common stock. At the time the March 2019 option grants were approved, the Board determined that the fair value of the Company’s common stock underlying such option grants was $1.40 per share based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the results of the then most recent third-party valuation performed, which was as of September 1, 2018. On June 13, 2019, the Board received the March 2019 Valuation and determined that a retrospective valuation of the fair value of its common stock as of March 13, 2019 and March 29, 2019 was appropriate. In reassessing the fair value at those dates, the Board considered the March 2019 Valuation, which suggested a fair value at that date of $1.83 per share. For this valuation, the Company increased the likelihood of an IPO in June or July 2019 to be 70%. The Company then applied a DLOM of 10.0% for the IPO scenario. The Board noted that the primary drivers for the increased value in the March 2019 Valuation was its decision in March 2019 to pursue an IPO, the submission of a Draft Registration Statement on March 15, 2019, and the increased likelihood of a liquidity event. Based on this analysis, in retrospect, the Board determined that the estimated fair value of its common stock associated with the option grants on March 13, 2019 and March 29, 2019 for financial reporting purposes to be $1.83 per share and re-priced the per share exercise of the options based on this retrospective fair value of its common stock to be $1.83 per share.

July 2019 Option Grants. On July 30, 2019, the Company granted options to certain employees to purchase an aggregate of 380,000 shares of common stock. The Board determined that the fair value of the Company’s common stock was $1.90 per share as of July 30, 2019 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant, and the results of the then most recent third-party valuation performed, which was as of July 15, 2019. The July 2019 Valuation was prepared taking into account the existence of clinical holds on two INDs for GC4419, the Company’s lead product candidate, which clinical holds were subsequently lifted by the FDA in August and September 2019. For this valuation, the Company decreased the likelihood of an IPO in October or November 2019 to be 60%. The Company then applied a DLOM of 10.0% for the IPO scenario. The July 2019 Valuation resulted in a valuation of the Company’s common stock of $1.90 per share.

The Company has not granted any other equity awards since July 30, 2019.

Comparison of the Most Recent Valuations and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to October 17, 2019, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.

October 18, 2019

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the most recent valuations and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the July 2019 Valuation would have been $2.99 per share (before giving effect to any discount for lack of marketability).

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

•

The Company’s preferred stock currently have substantial economic rights and preferences over its common stock. Upon the consummation of an IPO, all outstanding preferred stock will convert into common stock, thus eliminating the superior economic rights and preferences of its preferred stock as compared to its common stock.

•

The successful completion of the IPO would significantly strengthen the Company’s balance sheet and cash position, provide access to additional public equity going forward, increase the Company’s strategic flexibility and increase attractiveness of the Company’s equity as a currency to compensate employees and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.

October 18, 2019

•

Input received from the Underwriters, including further discussions that took place on or following October 17, 2019 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in April and September 2019.

Furthermore, the Company also notes that it has made significant progress in its business from the time of the July 2019 Valuation through the determination of the Preliminary IPO Price Range. These developments include the following:

•	As disclosed in the Registration Statement, the Company received notice from the FDA in August and September 2019 that the clinical holds on the Company’s two INDs for GC4419 were lifted.

•

As disclosed in the Registration Statement, the Company obtained preliminary, unaudited data from the Company’s pilot Phase 1b/2a clinical trial of GC4419 in combination with SBRT in patients with LAPC.

•	As disclosed in the Registration Statement, the Company obtained positive two-year follow-up tumor outcome data from its Phase 2b clinical trial with GC4419 for the treatment of severe oral mucositis.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to J. Mel Sorensen, Chief Executive Officer, Galera Therapeutics, Inc., 2 W Liberty Blvd #100, Malvern, PA, telephone (610) 725-1500, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.

October 18, 2019

Enclosures

cc: (via e-mail)

J. Mel Sorensen, M.D., President and Chief Executive Officer, Galera Therapeutics, Inc.

Joel Sussman, Chief Accounting Officer, Galera Therapeutics, Inc.

Peter Handrinos, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GALERA THERAPEUTICS, INC.